                                                         Exhibit 99.1(a)(5)(A)



STATE OF MINNESOTA                                                DISTRICT COURT

COUNTY OF HENNEPIN                                      FOURTH JUDICIAL DISTRICT

                                                          CASE TYPE: OTHER CIVIL


-------------------------------------x
JAMES STEWART, individually          :
and on behalf of all others          :
similarly situated,                  :
                                     :        Civil Action No.
         Plaintiff,                  :
                                     :        COMPLAINT
             v.                      :
GARY R. HOLLAND; ELAINE A. PULLEN;   :        JURY TRIAL DEMANDED
EVERETT V. COX; MICHAEL C. CHILD;    :
WILLIAM H. GIBBS; KENT O. LILLEMOE;  :
FARGO ELECTRONICS, INC.; and ZEBRA   :
TECHNOLOGIES CORP.,                  :
                                     :
         Defendants.                 :
-------------------------------------x

         Plaintiff, by his attorneys, makes the following allegations upon information and belief, except as to those allegations specifically pertaining to plaintiff and plaintiff's counsel or which are predicated upon, INTER ALIA, a review of public filings made with the Securities and Exchange Commission ("SEC"), press releases and reports, and an investigation undertaken by plaintiff's counsel.

                              NATURE OF THE ACTION

         1. This is a shareholder class action on behalf of the public stockholders of Fargo Electronics, Inc. ("Fargo" or the "Company") arising out of the improper and unlawful conduct of the Company's directors in connection with the sale of Fargo to Zebra Technologies Corporation ("Zebra"). Plaintiff contends that Fargo's directors have breached their fiduciary duties owed to the Company's shareholders by, among other things: (1) agreeing to sell the Company to Zebra without implementing an adequate sales process designed to maximize shareholder value; (2) agreeing to onerous and unlawful provisions in the merger agreement with Zebra which effectively preclude a competing bid; (3) disseminating materially misleading tender offer materials to the Company's public shareholders; and (4) agreeing to certain provisions in stockholder agreements with Zebra which discourage the directors from pursuing a superior offer. Plaintiff also avers that Zebra has knowingly aided and abetted the directors' breaches of fiduciary duty.

         2. On or about July 31, 2001, Fargo's directors entered into a merger agreement (the "Merger Agreement") with Zebra pursuant to which Zebra will acquire all of Fargo's outstanding shares of common stock for $7.25 in cash per share. Pursuant to the terms of the Merger Agreement, Zebra commenced a tender offer for Fargo's shares on or about August 3, 2001. If a majority of Fargo's shares are tendered by August 30, 2001, Zebra will commence a second-step merger to acquire the remaining Fargo shares for $7.25 per share. Consummation of the merger is essentially guaranteed as holders of approximately 44.7% of the Company's common stock have entered into stockholder agreements with Zebra to tender their shares.

         3. Notwithstanding their well-established fiduciary duty to seek and solicit the best offer available when selling the Company for cash, FARGO AND ITS DIRECTORS INEXPLICABLY CHOSE NOT TO CONTACT ANY POTENTIAL BIDDERS TO GAUGE THEIR INTEREST IN ACQUIRING THE COMPANY PRIOR TO ENTERING INTO THE MERGER AGREEMENT. Thus, defendants blindly entered into the Merger Agreement not knowing whether $7.25 was the highest price available for Fargo's common stock holders.

         4. Making matters worse, the directors agreed to a $5.6 million "termination fee" in the Merger Agreement which substantially discourages third-party bids. The termination fee is wholly disproportional as it represents approximately 6.6% of the aggregate consideration being offered by Zebra of $85,235,000. Further, the Merger Agreement contains an "expense reimbursement" provision which provides that Fargo must reimburse all of Zebra's out-of-pocket expenses incurred since December 2000 if the Company accepts a superior offer. Together with the termination fee of $5.6 million, the expense reimbursement provision means that a potential superior bidder would have to agree to pay at least $6.6 million just to stand on equal footing with Zebra. A penalty of this magnitude, over 7.7% of the aggregate consideration Zebra is paying for Fargo's shares, is onerous and unlawful.

         5. Moreover, as described in detail herein, in recommending that Fargo's shareholders accept Zebra's tender offer to acquire their shares for $7.25 per share in cash, the Company's directors have breached their fiduciary duty of candor. The tender offer materials distributed by the Company omit material information that Fargo's shareholders need to make an informed decision whether to tender their shares. For example, the tender offer materials do not disclose or even describe the valuation methodologies utilized by Raymond James & Associates, Inc. ("Raymond James"), the Company's financial advisor which opined that $7.25 per share was a fair price to the Company's public shareholders. Further, the tender offer materials misleadingly state that Fargo's board of directors believed $7.25 per share represented the best price available, based in part, ON DISCUSSIONS WITH OTHER POTENTIAL BIDDERS. This statement is materially misleading as the only discussions Fargo or any of its representatives had with alternative acquirers occurred in 1999, prior to the Company's initial public offering. Clearly, defendants did not know nor can they represent they know the amount a third-party may currently be willing to pay for Fargo.

         6. Absent judicial intervention, defendants will continue to breach their fiduciary duties owed to Fargo's shareholders. Thus, this action seeks to
(1) enjoin certain provisions of the Merger Agreement which purportedly require a third-party bidder to pay Zebra a termination fee of $5.6 million and expenses in excess of $1 million; (2) enjoin certain provisions of the stockholder agreements entered into between Zebra and the directors of Fargo which create material conflicts of interest between the directors and the Company's public shareholders and (2) enjoin the consummation of the Zebra tender offer until the omitted disclosures and misstatements described herein are cured.

                                   THE PARTIES

         7. Plaintiff is the owner of common stock of Fargo Electronics, Inc. ("Fargo" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

         8. Defendant Fargo is a Delaware corporation with its principal executive offices located at 6533 Flying Cloud Drive, Eden Prairie, Minnesota. The Company is a developer, manufacturer, and supplier of desktop systems that personalize plastic identification cards by printing images and text onto the cards, laminating them, and electronically encoding them with information. The Company also sells the consumable supplies, such as ink ribbons, overlaminates, and blank cards that are used with its systems. Fargo's common stock is and at all relevant times has been traded on the Nasdaq National Market System under the symbol "FRGO."

         9. Defendant Gary Holland ("Holland") is and at all times relevant has been Chairman of the Board of Directors, President, and Chief Executive Officer of Fargo.


         10. Defendant Michael C. Child ("Child") is and at all times relevant has been a director of Fargo. Child also serves as Managing Director of TA Associates, Inc. ("TA Associates"), a venture capital firm which beneficially owns approximately 26.6% of the Company's outstanding common stock.

         11. Defendant Everett V. Cox ("Cox") is and at all times relevant has been a director of Fargo. Cox also serves as General Partner of St. Paul Venture Capital ("St. Paul"), a California based venture capital firm which beneficially owns approximately 13.3% of the Company's outstanding common stock.

         12. Defendants Elaine A. Pullen, William H. Gibbs, and Kent O. Lillemoe are and have been directors of Fargo at all relevant times.

         13. The defendants referred to in paragraphs 9 through 12 are herein collectively referred to as the "Individual Defendants."

         14. By reason of the above Individual Defendant's positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Fargo, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

         15. Defendant Zebra is a Delaware corporation with its principal executive offices located in Vernon Hills, Illinois. Zebra designs, manufactures and supports a broad range of direct thermal and thermal transfer bar code label printers, receipt printers, instant-issuance plastic card printers and secure ID printing systems, related accessories, and support software.

                            CLASS ACTION ALLEGATIONS

         16. Plaintiff brings this action on his own behalf and as a class action, pursuant to Minn. Dist. Ct. Gen. Rules 23.01 and 23.02, on behalf of all shareholders of Fargo common stock, or their successors in interest who are being and will be harmed by defendants' conduct described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

         17. This action is properly maintainable as a class action.

         18. The Class is so numerous that joinder of all members is impracticable. As of August 3, 2001, there were approximately 11.7 million shares of Fargo common stock outstanding owned by hundreds if not thousands of public shareholders.

         19. There are questions of law and fact which are common to the Class including, INTER ALIA, the following:


                  (a) whether defendants have implemented a sales process designed to maximize shareholder value;

                  (b) whether certain provisions of the Merger Agreement are onerous and unlawful; and

                  (c) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

         20. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

         21. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

         22. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS
                          BACKGROUND OF THE TRANSACTION

         23. In or around November of 2000, U.S. Bancorp Piper Jaffray, Inc. ("Piper Jaffray"), on behalf of Zebra, contacted defendant Holland concerning Zebra's interest in a potential acquisition of Fargo. Holland responded that Fargo was not interested in a business combination with Zebra at that time.

         24. Notwithstanding Holland's response, Zebra continued to express an interest in acquiring Fargo. In March of 2001, Zebra communicated its interest in paying $6.25 per share for Fargo to defendants Cox and Child. Zebra formally made the offer to Fargo on April 10, 2001. The offer was contingent upon TA Associates, St. Paul, and all of the Company's officers and directors agreeing to tender their shares to Zebra.

         25. Fargo's board, after consulting with defendants Cox and Child regarding the views of TA Associates and St. Paul, determined to reject the $6.25 offer as inadequate.

         26. On or about June 4, 2001, Zebra increased its offer to $7.15 per share, reiterating that its offer was contingent upon TA Associates, St. Paul, and all of the Company's officers and directors agreeing to tender their shares at such price. The increased offer was not presented to the full board of Fargo. Rather, Zebra presented the increased offer only to defendants Cox and Child. Cox and Child responded that $7.15 per share was "too low."

         27. After some additional discussion, Zebra communicated to Cox and Child that it would be willing to increase its offer to $7.25 per share. Cox and Child responded that TA

Associates and St. Paul would consider such a price, but that the final decision on the acceptability of such offer would have to be made by the full Fargo Board.

         28. On June 13, 2001, Zebra formally made the $7.25 offer to Fargo's Board. The $7.25 offer was again made contingent upon certain tender agreements by TA Associates, St. Paul, and the Company's officers and directors. MOREOVER, ZEBRA STATED THAT THE OFFER WOULD TERMINATE IMMEDIATELY IF FARGO EVEN DISCUSSED AN ACQUISITION WITH ANOTHER PARTY.

         29. In response to Zebra's offer of $7.25 per share, the Company's Board retained Raymond James. Raymond James was not asked to solicit alternative indications of interest for the Company.

         30. At a June 19, 2001 meeting of Fargo's Board, in direct breach of their fiduciary duties, defendants decided not seek to enter into discussions with any other third party concerning the acquisition of Fargo. The Board formed a purported "Special Committee" to conduct further negotiations with Zebra consisting of defendants Holland, Child, and Kent O. Lillemore. Clearly, however, this Special Committee was not a truly independent decision maker. Defendant Holland, for example, as President and Chief Executive Officer of Zebra, has continuing employment interests in the proposed merger with Zebra which are greater or at least equal to his interest receiving the best value for his shares.

         31. On July 10, 2001, Fargo entered into an exclusivity agreement with Zebra purporting to prohibit the Company from talking to any other parties concerning a business combination.

         32. At a meeting of Fargo's Board on July 31, 2001, defendants unanimously (1) determined that $7.25 per share was fair and in the best interests of the Company's shareholders;

(2) recommended that the Company's public shareholders tender their shares; and
(3) adopted the Merger Agreement.

                                   THE MERGER

         33. On July 31, 2001, Zebra and Fargo announced the merger in a press release. Pursuant to the merger, Zebra commenced a tender offer for all of the Company's outstanding shares of common stock at a price of $7.25 per share in cash on August 3, 2001. If a majority of the Company's shares are tendered by August 30, 2001, Zebra will initiate and consummate a second-step merger to acquire the remaining shares of Fargo common stock for $7.25 per share.

                   ILLEGAL PROVISIONS IN THE MERGER AGREEMENT

         34. Notwithstanding the fact that defendants did not canvass the market or investigate whether any other parties would be interested in acquiring Fargo, defendants agreed to a "termination fee" in the Merger Agreement which substantially discourages any competing bids for the Company. Specifically,
Section 9.3(a)(ii) of the Merger Agreement states that Fargo must pay Zebra $5.6 million if the Company terminates the Merger Agreement in favor of a superior proposal. Moreover, Section 9.3(a) also requires Fargo to reimburse Zebra for all of its reasonable out-of-pocket expenses related to the Merger INCURRED SINCE DECEMBER 8, 2000 if Fargo proceeds with a superior bid. The tender offer materials estimate that Zebra has already incurred well in excess of $1 million in out-of-pocket expenses.

         35. The "termination fee" and "expense reimbursement" provisions of the Merger Agreement effectively foreclose the emergence of a superior bid and are therefore unlawful. Any third-party willing to pay more than $7.25 per share would now have to also be willing to pay an additional $5.6 million to Zebra in termination fees. The expense reimbursement provision, at least an additional $1 million, makes it even more unlikely a third-party suitor will emerge.

         36. Standing alone, the termination fee of $5.6 million represents 6.6% of the aggregate consideration Zebra intends to pay for Fargo's outstanding common shares. Out-of-pocket expenses of $1 million would raise the amount a third-party would be penalized to over $6.6 million, or 7.8% of the aggregate consideration. Termination fees and expenses of this magnitude are disproportional and unenforceable as a matter of law.

                           THE SHAREHOLDER AGREEMENTS

         37. In connection with the Merger Agreement, TA Associates, St. Paul, and all of the Company's officers and directors, including the Individual Defendants, have entered into stockholder agreements with Zebra (the "Stockholder Agreements").

         38. Pursuant to the terms of the Stockholder Agreements and in violation of their fiduciary duties owed to plaintiff and the other Fargo common stock holders, the Individual Defendants have (1) agreed to tender their shares to Zebra; and (2) granted an irrevocable proxy to Zebra to vote and take any actions with respect to all of the shares owned by the Individual Defendants in favor of the Merger Agreement and against the following:

         -   any competing acquisition proposal or extraordinary transaction;

         -   any change in a majority of the persons who constitute the Fargo
             Board;

         - any amendment to Fargo's Amended and Restated Certificate of Incorporation or Bylaws; and

         - any other action which is intended to interfere with, delay, postpone, or materially and adversely affect the Merger Agreement.

         39. Further, pursuant to the terms of the Stockholder Agreements, the Individual Defendants have agreed to pay Zebra 50% of any profit they receive above $7.25 per share from a superior transaction.

                     THE FALSE AND MISLEADING SCHEDULE 14D-9

         40. On August 3, 2001, defendants filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with the SEC. Although the
Schedule 14D-9 states that Raymond James opined that $7.25 per share was a fair price to the Company's shareholders and that the Individual Defendants considered Raymond James' opinion in recommending the Company's shareholders tender their shares, the Schedule 14D-9 fails to disclose any description of the valuation analyses or methodologies utilized by Raymond James in forming such opinion.


         41. Moreover, Schedule 14D-9 states that defendants considered the judgment of the Fargo Board and management, "based upon historical discussions with other likely parties to engage in an acquisition transaction with Fargo," that $7.25 represented the highest price attainable for Fargo shares. This statement was materially misleading as defendants did not contact any other parties to determine whether they would be interested in acquiring Fargo. In fact, according to the Schedule 14D-9, the last conversation that anyone from Fargo had with a third party other than Zebra concerning a merger was in 1999, prior to the Company's initial public offering. Thus, it is clear defendants have no knowledge regarding how much a third-party might be willing to pay for Fargo in its current condition.

                                     COUNT I
           BREACH OF FIDUCIARY DUTY AGAINST THE INDIVIDUAL DEFENDANTS

         42. Plaintiff repeats and realleges each any every paragraph above as if fully set forth herein.

         43. The Individual Defendants were and are under a duty;

                  (a) to act in the interests of the equity owners;

                  (b) to maximize shareholder value;

                  (c) to undertake an appropriate evaluation of the Company's net worth as a merger/acquisition candidate; and

                  (d) to act in accordance with their fundamental duties of due care and loyalty.

         44. As described above, the Individual Defendants have refused at all times to ascertain the true value of Fargo through open bidding or a "market check" mechanism. Rather, the Individual Defendants hastily entered into the Merger Agreement with Zebra which contains a wholly disproportionate and unreasonable $5.6 million termination fee and an additional expense reimbursement provision which effectively increases the termination fee by a minimum of $1 million. The termination fee and expense reimbursement provisions undoubtedly and improperly deter a competing bid for the Company.

         45. Even if a third-party bidder does emerge willing to pay in excess of $7.25 per share, the $6.6 million in termination fees which that bidder must pay, or a significant portion thereof, rightfully belongs to Fargo's shareholders.

         46. Moreover, by entering into the Stockholder Agreements, the Individual Defendants have created an irreconcilable conflict of interest between themselves and the Company's public shareholders. As a result of certain provisions in the Stockholder Agreements, the Individual Defendants must forego half of the profits they would enjoy from a competing offer in excess of $7.25 per share. Thus, defendants' potential consideration and evaluation of a competing offer is tainted by the fact that they do not occupy the same position as the Company's public shareholders.

         47. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as a part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in Fargo.

         48. By reason of the foregoing acts, practices and course of conduct, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other Fargo public stockholders.

         49. As a result of the actions of defendants, plaintiff and the other members of the Class will be prevented from obtaining appropriate consideration for their shares of Fargo common stock.

         50. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties and prevent the Class from receiving its fair share of Fargo's valuable assets and business.

         51. Plaintiff and the Class have no adequate remedy at law.

                                    COUNT II
           BREACH OF DUTY OF CANDOR AGAINST THE INDIVIDUAL DEFENDANTS

         52. Plaintiff repeats and realleges each and every paragraph above as if fully set forth herein.

         53. The fiduciary duty of candor requires disclosure of all information in defendants' possession germane to the transaction at issue. Directors are under a fiduciary duty to disclose fully and fairly all material information within the Board's control when it seeks shareholder action.

         54. As set forth above, the tender offer materials fail to disclose material information concerning Raymond James' fairness opinion. Moreover, the
Schedule 14D-9 materially misrepresents the Board's knowledge concerning the prices attainable for the Company from potential alternative acquirers.

         55. Without material and accurate information, Fargo shareholders cannot possibly make an informed judgment concerning whether to tender their shares. Fargo shareholders are unfairly left wondering whether $7.25 per share is, in fact, the best value available for their shares.

         56. Defendants, in breach of their fiduciary duty of candor, have stranded Fargo shareholders without information necessary to make an informed decision concerning the fairness and adequacy of Zebra's $7.25 per share proposal.

         57. Where there are material deficiencies in disclosure documents seeking shareholder approval, numerous courts have held that injunctive relief is appropriate. Thus, plaintiffs seek to enjoin the tender offer by Zebra until appropriate curative disclosures are made.

         58. As a result of the Individual Defendants' unlawful conduct, plaintiff and the other Fargo shareholders have been injured and have no adequate remedy at law.

                                    COUNT III
          AIDING AND ABETTING A BREACH OF FIDUCIARY DUTY AGAINST ZEBRA

         59. Plaintiff repeats and realleges each and every paragraph above as if fully set forth herein.

         60. Zebra specifically conditioned its offers on the Individual defendants refraining from or entering into discussions with any other third-party concerning an alternative business combination. In fact, Zebra repeatedly threatened to withdraw its offers if Fargo even discussed any alternative proposal. Moreover, Zebra specifically conditioned its proposals on all of the Company's directors and officers entering into the Stockholder Agreements, including the provisions which cause such persons to forego half of their profits resulting from a superior transaction.

         61. As a result of the Zebra's unlawful conduct, plaintiff and the other Fargo shareholders have been injured and have no adequate remedy at law.

                              DEMAND FOR JURY TRIAL

              A jury trial is demanded with respect to all counts.

                                PRAYER FOR RELIEF

         WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

         1. Declaring that this action is properly maintainable as a class action;

         2. Enjoining consummation of the Zebra Tender Offer until the curative disclosures described herein are made;

         3. Striking the provisions of the Zebra Merger Agreement which provide for the $5.6 million termination fee as onerous and unlawful;

         4. Striking the provisions of the Zebra Merger Agreement which provide for the reimbursement of all of Zebra's out-of-pocket expenses as onerous and unlawful.

         5. Striking the provisions of the Stockholder Agreements which provide for the forfeiture of 50% of the profits realized form a superior transaction;

         6. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

         7. Granting such other and further relief as this Court may deem just and proper.

DATED: August 13, 2001


                                      ZIMMERMAN REED, P.L.L.P.


                                      /s/ Carolyn Anderson
                                      ------------------------------------------
                                      Carolyn G. Anderson #0275712
                                      901 North Third Street Suite 100
                                      Minneapolis, Minnesota 55401-1016
                                      Telephone: (612) 341-0400

                                      OF COUNSEL:

                                      SCHIFFRIN & BARROWAY, LLP
                                      Marc A. Topaz
                                      Gregory M. Castaldo
                                      Three Bala Plaza East
                                      Suite 400
                                      Bala Cynwyd, PA  19004
                                      Telephone: (610) 667-7706